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Issuer Free Writing Prospectus dated December 18, 2006
(Supplementing Preliminary Prospectus dated December 7, 2006)
Filed pursuant to Rule 433
Registration Statement No. 333-137785

DAYTON SUPERIOR CORPORATION

        Set forth below is a revised "Recent Developments" section for Dayton Superior Corporation's Preliminary Prospectus dated December 7, 2006 (the "Prelimary Prospectus"). Dayton Superior Corporation's most recent Registration Statement on Form S-1 can be accessed through the following link: http://sec.gov/Archives/edgar/data/854709/000104746906015062/a2174177zs-1a.htm. The revised disclosure below replaces the section entitled "Recent Developments" under the caption "Prospectus Summary" in the Preliminary Prospectus.

  Recent Developments

        On November 10, 2006 we launched a solicitation of consents from registered holders of our 13% Senior Subordinated Notes due 2009 to amend the indenture governing those notes to permit us to incur additional indebtedness under credit facilities, including our revolving credit facility. The consent solicitation closed on December 1, 2006 and we amended our indenture on December 4, 2006.

        On December 1, 2006 we entered into an amendment to our revolving credit facility the effectiveness of which is conditioned upon the closing of our consent solicitation (which closed on December 1, 2006) and other customary conditions. Upon effectiveness, the amendment will extend the maturity of the facility from May 31, 2008 to July 31, 2008, increase the existing commitments under our revolving credit facility by $35.0 million to $130.0 million and amend the definition of "change of control" in the events of default provisions of that facility.

        Effective December 15, 2006 we reincorporated under the laws of the State of Delaware pursuant to an agreement and plan of merger dated December 11, 2006.

        On December 15, 2006, we restated certain disclosures in the footnotes to our quarterly financial statements for the three months ended June 30, 2006 and September 29, 2006 to conform those disclosures to the disclosure contained in this prospectus. The restated disclosures relate to the revision of our assessment of expected future compensation expense associated with the award of 1,005,967 shares of stock on June 30, 2006. The restated disclosures were effected through the filing of amendments to our previously filed quarterly reports on Form 10-Q for those two quarterly periods, and reflect that we currently expect to record future non-cash compensation charges of approximately $5.9 million, an increase from our initial assessment of $0.7 million.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-877-632-9866, EXT. 400.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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DAYTON SUPERIOR CORPORATION